                                                       Filed by NetSilicon, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                               Subject Company: NetSilicon, Inc.
                                                    Commission File No.: 0-26761


                               [NETSILICON LOGO]


         NETSILICON ANNOUNCES DATE OF SPECIAL MEETING OF STOCKHOLDERS TO
               VOTE ON PROPOSED ACQUISITION BY DIGI INTERNATIONAL


WALTHAM, MASS., JANUARY 14, 2002 - NetSilicon, Inc. (Nasdaq: NSIL) today announced that it will hold a Special Meeting of Stockholders on Wednesday, February 13, 2002, to vote on the company's proposed merger with Digi International(R)Inc. (Nasdaq: DGII). Under the terms of the definitive merger agreement, which was announced on October 30, 2001, Digi will acquire NetSilicon in a transaction valued at approximately $60 million.

A joint proxy statement/prospectus was mailed on or about January 11, 2002 to stockholders of record as of December 17, 2001. All stockholders of record as of December 17, 2001 who are entitled to vote at the meeting are entitled to vote on the transaction. NetSilicon stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC. They contain important information regarding the proposed merger of NetSilicon and Digi International.

Holders of at least two-thirds of NetSilicon's outstanding voting shares must vote in favor of the merger. Under Massachusetts law, all proxies are counted as either "yes" or "no" votes.



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        411 Waverley Oaks Road, #227 - Waltham, MA 02452 - 800-243-2333
             - 781-647-1234 - FAX 781-893-1338 - www.netsilicon.com
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NETSILICON SCHEDULES SHAREHOLDER ANNOUNCES SPECIAL STOCKHOLDER MEETING - PAGE 2

To vote in favor of the merger, investors must return a "yes" vote. All un-returned proxies will be counted as "no" votes.

Firsthand Capital Management, Inc., a leading investment firm and NetSilicon's largest institutional shareholder, is in favor of the proposed merger. Ken Pearlman, director of research for Firsthand Capital Management commented, "Firsthand Capital is pleased and excited about the proposed merger. In our opinion, the combined entity has the ingredients for long-term growth. As a long time supporter of Netsilicon, we are in favor of this transaction."

"We believe the acquisition of NetSilicon by Digi International is a great opportunity for the shareholders of both companies, and we encourage shareholders to cast their votes," added Cornelius "Pete" Peterson, NetSilicon's chairman and CEO. "Given Digi's substantially greater resources, we believe that the proposed merger will provide NetSilicon with the capital necessary for stronger product development and sales and marketing initiatives. At the same time, the proposed merger is highly complementary in terms of the companies' technology, products, vertical markets, and sales channels. By joining together, we believe Digi International Inc. and NetSilicon, Inc. will be a financially robust company, with a broad offering of device connectivity solutions."

ABOUT NETSILICON

NetSilicon (Nasdaq: NSIL) designs and manufactures integrated device networking platforms for manufacturers who want to build intelligence and Internet/Ethernet connectivity into their electronic products. These platforms integrate system-on-silicon and software to provide a complete solution for connecting devices to a network or the Internet. The NET+Works(TM) platform allows manufacturers to shorten their time to market, reduce development risk, lower costs, and free their engineers from the difficult task of integrating multi-vendor networking components. NetSilicon is enabling device intelligence and connectivity in a broad range of industries, including telecommunications, building controls, security, retail point-of-sale and office imaging. NetSilicon's solutions are paving the way for the device-centric networks of tomorrow.

For additional company, product, or financial information, please visit the NetSilicon Web site, www.NetSilicon.com, send email to info@NetSilicon.com, or call 800-243-2333. For calls originating outside the US, call 781-647-1234. NetSilicon headquarters is located at 411 Waverley Oaks Road #227, Waltham, MA 02452.

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        411 Waverley Oaks Road, #227 - Waltham, MA 02452 - 800-243-2333
             - 781-647-1234 - FAX 781-893-1338 - www.netsilicon.com
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NETSILICON ANNOUNCES SPECIAL STOCKHOLDER MEETING - PAGE 3

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties, including statements regarding the Company's future business and operating plans and the proposed acquisition by Digi, and future expected revenues, earnings and financial performance.

Actual results may differ materially due to a variety of factors including, without limitation, the Company's ability to develop, produce, and market products that incorporate new technology on a timely basis, are priced competitively and achieve significant market acceptance; introduction of new products; higher expenses associated with the development and marketing of new products; changes in product mix; trends in the intelligent devices and imaging markets; risks of dependence on third-party component suppliers; inventory risks due to shifts in market demand; the presence of competitors with broader product lines and greater financial resources; risks associated with NetSilicon's proposed acquisition by Digi International; risks associated with changing economic conditions; intellectual property rights and litigation; needs for liquidity; and the other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1, most recent 10-K for its fiscal year 2001, filed on May 1, 2001 and most recent 10-Q for its third quarter of fiscal year 2002, filed on December 11, 2001.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Digi has filed a Registration Statement on Form S-4 in connection with the transaction, and NetSilicon has mailed a Proxy Statement/Prospectus to shareholders of NetSilicon and Digi containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Digi, NetSilicon, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at HTTP://WWW.SEC.GOV. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NetSilicon by directing a request through the Investors Relations portion of NetSilicon's website at HTTP://WWW.NETSILICON.COM or by mail to NetSilicon, Inc., 411 Waverley Oaks Road, Bldg. 227, Waltham, MA 02452 attention: Investor Relations, telephone:
1-800-243-2333 (for calls originating inside U.S.) or 1-781-647-1234 (for calls originating outside the U.S.) or Digi by directing a request through the Investors Relations portion of Digi's website at www.digi.com or by mail to Investor Relations, Digi International Inc., 11001 Bren Road East, Minnetonka, MN 55343 attention: Investor Relations, telephone: 1-952-912-3444. In addition to the Registration Statement and the Proxy Statement/Prospectus, NetSilicon and Digi file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by NetSilicon or Digi at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. NetSilicon and Digi's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

NetSilicon and NET+Works are trademarks of NetSilicon, Inc. All other names and trademarks are the property of their respective owners.


CONTACTS:
NetSilicon, Inc.
Daniel J. Sullivan, CFO
781-647-1234
Mary Seaver, Investor Relations
781-398-4527

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        411 Waverley Oaks Road, #227 - Waltham, MA 02452 - 800-243-2333
             - 781-647-1234 - FAX 781-893-1338 - www.netsilicon.com
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